Exhibit 99.2

CERTAIN PORTIONS OF THE EXHIBIT THAT ARE NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL HAVE BEEN REDACTED PURSUANT TO ITEM 601(b)(10)(iv) OF REGULATION S-K. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

GENERAL SECURITY AGREEMENT

NuRAN Wireless Inc. and the other Debtors in favour of [***]

Dated as of October 29, 2026

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THIS GENERAL SECURITY AGREEMENT is made as of October 29, 2026.

BY: NURAN WIRELESS INC., a British Columbia corporation, and each other Person that executes this Agreement or a Joinder Agreement (collectively, the “Debtors” and individually, a “Debtor”)

IN FAVOUR OF: [***], a corporation existing under the laws of [***] (the “Lender”)

RECITALS

(A)	The Borrower, the Lender and the Subsidiary Guarantors are parties to a secured revolving credit agreement dated as of October 29, 2026 (as amended, restated, supplemented, replaced or otherwise modified, the “Credit Agreement”).

(B)	The Credit Agreement requires the Borrower and each Non-African Subsidiary Guarantor to grant first-ranking security over all present and after-acquired personal property, subject to the African Subsidiary carve-out, and to pledge equity interests in Non-African Subsidiaries.

(C)	Each Debtor has received or expects to receive direct or indirect benefit from the Credit Facility and enters into this Agreement as a condition of the Lender’s obligations under the Credit Agreement.

NOW THEREFORE, for value received, each Debtor agrees with the Lender as follows:

1. INTERPRETATION

1.1 Defined Terms. Capitalized terms not defined in this Agreement have the meanings given in the Credit Agreement. In this Agreement:

“Applicable PPSA” means the personal property security legislation applicable to the creation, attachment, perfection, priority or enforcement of the Security Interest in the relevant Collateral, including the Personal Property Security Act (British Columbia).

“Collateral” means all property described in Section 2.1, excluding Excluded Property.

“Debtor” means each signatory grantor and each Person that becomes a party under a Joinder Agreement, but never an African Subsidiary.

“Excluded Property” means the property expressly excluded under Section 2.3.

“Joinder Agreement” means a joinder substantially in the form of Schedule C.

“Permitted Encumbrance” means an encumbrance expressly listed in Schedule B to the Credit Agreement or otherwise approved in writing by the Lender under the Credit Agreement.

“Pledged Equity” means the equity interests included in the Collateral under Section 2.2.

“Receiver” means a receiver, receiver-manager or similar officer appointed over a Debtor or Collateral.

“Secured Obligations” means the Obligations and, without duplication, every present and future obligation, indebtedness and liability of each Debtor under the Loan Documents, direct or indirect, absolute or contingent, matured or unmatured, joint or several, as principal, guarantor, surety or otherwise, including Advances, principal, capitalized amounts, interest, default interest, Standby Fee, Capitalized Standby Fee Balance, lending fees, monitoring fees, premiums, indemnities, costs, expenses, enforcement and preservation amounts, and amounts accruing before or after insolvency proceedings whether or not allowed as a claim.

“Security Interest” means every security interest, mortgage, charge, pledge and assignment by way of security constituted by this Agreement.

1.2 PPSA Terms. Terms defined in the PPSA or other Applicable PPSA, including account, accession, chattel paper, document of title, equipment, goods, instrument, intangible, inventory, investment property, money, proceeds and security entitlement, have those meanings unless the context requires otherwise. Securities-transfer terms have the meanings given by applicable securities transfer law.

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1.3 Construction. The construction provisions of the Credit Agreement apply. “Including” means including without limitation. Headings do not affect interpretation.

2. CREATION OF SECURITY

2.1 All-Assets Grant. As continuing security for the Secured Obligations, each Debtor grants to the Lender a security interest in, and mortgages, charges, pledges and assigns to the Lender by way of security, all of that Debtor’s present and after-acquired personal property, wherever located, including:

(a)	accounts, book debts, receivables, rights to payment, tax refunds, governmental receivables, insurance claims and supporting obligations;

(b)	inventory, raw materials, work in process, finished goods, packaging and supplies;

(c)	equipment, machinery, fixtures, plant, tools, furniture, vehicles, parts, accessories, manuals and specifications;

(d)	all goods, chattel paper, instruments, documents of title and money;

(e)	bank and deposit accounts and all credits standing to them, subject to any required control agreement;

(f)	investment property, securities, security entitlements, financial assets and securities accounts, including Pledged Equity;

(g)	contracts, contractual rights, licences, permits, quotas and approvals, subject to Section 2.4;

(h)	all intellectual property, software, data, databases, goodwill, applications, registrations, licences, royalties and related causes of action;

(i)	intercompany receivables and shareholder loans, other than Excluded Property;

(j)	books, records, files, invoices, data and supporting information;

(k)	claims, causes of action, judgments, settlements and rights of recovery;

(l)	substitutions, replacements, renewals, additions, accessions, attachments, products, rents, profits and increases; and

(m)	all proceeds, including insurance proceeds and compensation for loss or damage.

2.2 Equity Pledge. Each Debtor pledges and grants a security interest in all present and future equity interests held by it in every Non-African Subsidiary, whether certificated or uncertificated, including shares, membership and partnership interests, options, warrants and subscription rights, together with certificates, dividends, distributions, returns of capital, rights and privileges, substitutions, additional securities and proceeds. Existing Pledged Equity shall be listed in Schedule B. No Debtor shall be required to pledge equity interests where, and for so long as, such pledge would violate applicable law, require a governmental or third-party consent that has not been obtained after the use of commercially reasonable efforts, result in material adverse tax consequences or require costs or expenses that are disproportionate to the benefit afforded to the Lender.

2.3 African Subsidiary Carve-Out. Excluded Property consists only of:

(a)	all property and assets owned by an African Subsidiary;

(b)	all equity interests in an African Subsidiary;

(c)	all shareholder loans, intercompany receivables and claims owing by an African Subsidiary;

(d)	agreements or rights whose principal subject matter is property in paragraphs (a) to (c), but only to the extent necessary to preserve those exclusions; and

(e)	proceeds that remain directly identifiable as proceeds exclusively of property in paragraphs (a) to (d).

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For certainty, notwithstanding paragraphs (a) to (e) above, Excluded Property includes all funds received by a Debtor, directly or indirectly, from African operations, including dividends, distributions, repayments of shareholder loans or intercompany receivables and other remittances from an African Subsidiary, whether held separately or commingled with other funds in any general bank account of a Debtor, to the extent identifiable from the Debtor’s books and records as attributable to African operations. Such commingling shall not, of itself, cause those funds to cease to constitute Excluded Property, but shall not exclude the account itself or any unrelated funds or other assets from the Collateral. Property not specifically described above remains Collateral. The express African Subsidiary exclusions remain excluded even if no legal restriction applies, unless the Lender and applicable Debtor otherwise agree in writing.

2.4 Restricted Rights. The Security Interest does not attach to a lease, licence, permit, contract or right only to the extent and for so long as the grant is prohibited by applicable law or would cause a breach or termination right enforceable notwithstanding applicable law and a required consent has not been obtained. The Debtor shall use commercially reasonable efforts to obtain consents requested by the Lender. This exclusion does not apply to proceeds or receivables or where the restriction is ineffective. Attachment occurs automatically when the restriction ceases or consent is obtained.

2.5 Quebec Property. This Agreement does not replace a movable hypothec or other security required under Quebec law. Each applicable Debtor shall execute before a Quebec notary, publish, renew and maintain each required Quebec Movable Hypothec and related registrations. This Agreement and those hypothecs are cumulative and complementary, without double recovery.

2.6 No Maximum. No arbitrary amount limits the Security Interest. Any maximum required by local law shall be stated only in the applicable local instrument and shall not otherwise limit the Secured Obligations.

3. ATTACHMENT AND CONTINUING SECURITY

3.1 Attachment. Value has been given and attachment is not postponed. The Security Interest attaches to existing Collateral on execution and to after-acquired Collateral immediately when the Debtor acquires rights in it.

3.2 Revolving and Continuing Security. The Security Interest secures the ultimate unpaid balance notwithstanding repayments, reborrowings, temporary reductions, amendments, extensions, renewals, replacements, restatements, compromises, changes in the Commitment or any complete or partial intermediate payment.

3.3 Separate Security; No Merger. This Agreement is additional security. No judgment, recovery, settlement or dealing causes merger, novation or discharge except an express release under Section 14.

3.4 Multiple Debtors. Each Debtor charges its own property to secure all Secured Obligations, including obligations it guarantees under the Loan Documents. Each Debtor’s grant and obligations are separate and remain effective despite the addition or release of another Debtor, subject to applicable law and express releases.

4. PERFECTION, POSSESSION AND CONTROL

4.1 Delivery. Each Debtor shall promptly deliver certificated Pledged Equity, negotiable documents of title, instruments, tangible chattel paper and other possession-perfected Collateral, endorsed or accompanied by executed undated transfer powers or other transfer instruments satisfactory to the Lender.

4.2 Control. Each Debtor shall execute and cause banks, securities intermediaries and issuers to execute acknowledgements, control agreements and other arrangements reasonably required to give the Lender control of investment property, deposit accounts and other controllable Collateral.

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4.3 Registrations. Each Debtor authorizes the Lender to file, amend, renew and discharge financing statements, financing change statements and equivalent notices in any jurisdiction, without the Debtor’s signature where permitted, provided that each filing shall describe the Collateral in a manner consistent with this Agreement and shall not purport to create security over Excluded Property.

4.4 Further Assurances. Each Debtor shall at its expense execute and deliver all local-law security, intellectual property filings, notices, acknowledgements, subordinations and other documents, and take all steps reasonably requested to create, perfect, publish, preserve, continue or enforce valid first-ranking security, subject only to Permitted Encumbrances.

4.5 Deficiencies. Each Debtor shall within a reasonable period correct any deficiency in validity, attachment, perfection, publication, priority or enforceability. If the Debtor fails to do so within such period, the Lender may correct the deficiency to the extent permitted by this Agreement, and the Debtor shall reimburse only the Lender’s reasonable and documented out-of-pocket costs.

5. PLEDGED EQUITY

5.1 Delivery and Control. Each Debtor shall deliver certificates with undated transfer powers executed in blank and cause issuers of uncertificated interests to acknowledge the Security Interest and take steps required for control.

5.2 Additional Equity. A Debtor acquiring additional Pledged Equity shall promptly notify the Lender, update Schedule B and deliver all certificates, distributions, substitutions and transfer documents.

5.3 Rights Before Default. Until notice from the Lender following a continuing Event of Default, each Debtor may vote and receive ordinary cash distributions, but shall not contravene a Loan Document, impair the Security Interest, impose a transfer restriction or materially reduce value.

5.4 Rights After Default. After a continuing Event of Default and notice to the extent legally required, the Lender exclusively may exercise voting and distribution rights, register Pledged Equity in its or its nominee’s name and exercise owner rights. Each Debtor shall hold distributions in trust and promptly deliver them.

6. REPRESENTATIONS

6.1 Each Debtor Represents. On becoming a party and whenever repeated under the Credit Agreement, each Debtor represents that:

(a)	it is duly organized and validly existing, has power and authority, and has duly authorized this Agreement;

(b)	this Agreement is its legal, valid and binding obligation, subject to insolvency laws and equitable principles;

(c)	its exact legal name, jurisdiction, organizational number, chief executive office, business and collateral locations are correctly stated in Schedule A;

(d)	it owns or has sufficient rights in the Collateral, free of liens other than Permitted Encumbrances;

(e)	no other Person has control of investment property except as disclosed to and approved by the Lender; and

(f)	execution and performance do not breach its constating documents, applicable law or a material agreement, except for a consent identified in Schedule A to which Section 2.4 applies.

7. COVENANTS

7.1 Preservation. Each Debtor shall preserve its existence and material rights, maintain and protect Collateral, defend title, preserve intellectual property and carry on business consistently with the Credit Agreement.

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7.2 Taxes and Claims. Each Debtor shall pay taxes, charges and claims affecting Collateral when due, except good-faith contests with adequate reserves that do not jeopardize priority.

7.3 Insurance. Each Debtor shall maintain insurance required by the Credit Agreement and, if reasonably requested, name the Lender as loss payee or additional insured. Proceeds remain Collateral and are dealt with under the Credit Agreement.

7.4 Liens and Dispositions. No Debtor shall create an encumbrance other than a Permitted Encumbrance or dispose of Collateral except as permitted by the Credit Agreement. Inventory may be sold and accounts collected in the ordinary course until default notice.

7.5 Changes. Each Debtor shall give at least 30 days’ prior notice, or a shorter agreed period, before changing legal name, jurisdiction, structure, chief executive office, principal business, material record or collateral locations, or amalgamating, merging or continuing, and shall complete all requested perfection steps.

7.6 Records and Inspection. Each Debtor shall keep complete records. At reasonable times and on reasonable notice, subject to confidentiality and law, the Lender may inspect and verify Collateral and accounts. During a continuing Event of Default, prior notice is not required where lawful.

7.7 Notices. Each Debtor shall promptly report material loss, seizure or claims, material account-debtor defaults, challenges to ownership or security, and events expected to impair validity, perfection, priority or enforcement.

7.8 Future Subsidiaries. The Borrower shall cause each future Non-African Subsidiary required by the Credit Agreement to deliver a Joinder Agreement and all schedules, certificates, transfers, registrations and local-law documents within the required period.

7.9 Quebec Cooperation. Each applicable Debtor shall cooperate with Quebec counsel and the notary and execute, publish, renew and maintain each Quebec Movable Hypothec within the Credit Agreement timeline.

8. ACCOUNTS AND CONTRACTS

8.1 Ordinary Collection. Until notice following a continuing Event of Default, each Debtor may collect accounts in the ordinary course, subject to the Credit Agreement.

8.2 Default Collection. After such default and notice, the Lender may notify account debtors, direct payments, collect, enforce, settle or compromise accounts and endorse instruments. Each Debtor shall hold collections in trust and remit them without commingling.

8.3 No Assumption. The Lender does not assume any Debtor contract or liability merely because of this Agreement or enforcement, except liability imposed by non-waivable law.

9. EVENTS OF DEFAULT

9.1 Credit Agreement Framework. The Security Interest is enforceable only upon and during an Event of Default under the Credit Agreement. No standalone default is created, except that a material failure to complete a perfection or control step is a breach of a Loan Document subject to the Credit Agreement’s Event of Default and cure framework.

9.2 Mandatory Law. Enforcement is subject to mandatory notices, insolvency stays and other non-waivable law.

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10. ENFORCEMENT

10.1 Remedies. During a continuing Event of Default, the Lender may exercise all secured-party, contractual, legal and equitable rights, including:

(a)	enter premises and take possession or control by lawful means;

(b)	use premises, equipment, systems, records, data and intellectual property to preserve, process, collect, market or dispose of Collateral;

(c)	notify account debtors and enforce, settle or compromise accounts and claims;

(d)	preserve, repair, insure, process, assemble and prepare Collateral for disposition;

(e)	sell, lease, license or otherwise dispose of Collateral publicly or privately, for cash or credit, in parcels or as a whole, subject to law;

(f)	exercise voting, conversion, exchange, subscription and other rights relating to investment property;

(g)	complete, perform, terminate or assign contracts where lawful and incidental to realization;

(h)	commence, defend or settle proceedings and file proofs of claim;

(i)	borrow for preservation or realization and grant priority security where lawful; and

(j)	appoint a Receiver or apply to a court for one.

10.2 Receiver. A Receiver selected, removed or replaced by the Lender may exercise all Lender powers and powers in its appointment. To the extent lawful, it is the Debtor’s agent and the Lender is not liable for its acts absent the Lender’s gross negligence or wilful misconduct.

10.3 Disposition Standard. Dispositions must satisfy mandatory commercial reasonableness standards. The Lender may impose lawful securities and transfer restrictions. A purchaser need not inquire into regularity except as required by law.

10.4 Costs, Deficiency and Surplus. Reasonable documented preservation, perfection and enforcement costs are Secured Obligations. Each liable Debtor remains liable for a deficiency. Surplus is dealt with as required by law.

10.5 Application. Enforcement proceeds shall be applied under Section 6.5 of the Credit Agreement, subject to mandatory law. There shall be no double recovery.

10.6 Cumulative Remedies; No Duty. Remedies are cumulative. Delay is not waiver. The Lender need not preserve recourse, keep Collateral identifiable, possess, enforce or realize and is accountable only for actual receipts, subject to law and gross negligence or wilful misconduct.

11. POWER OF ATTORNEY

11.1 Ministerial Steps. Each Debtor appoints the Lender and its authorized officers, with substitution, to execute and file financing statements, changes, renewals and other expressly authorized ministerial perfection documents before default, only where lawful and without duty to act.

11.2 Default Authority. During a continuing Event of Default, each Debtor appoints the Lender and any Receiver, with substitution, to endorse and collect instruments, execute transfers and assignments, transfer Pledged Equity, give notices, collect accounts, sign documents the Debtor must sign and take lawful preservation or enforcement actions.

11.3 Coupled with Interest. Each power is coupled with an interest and irrevocable to the extent lawful, does not authorize prohibited conduct and creates no affirmative duty.

12. PROTECTIVE PERFORMANCE

12.1 Performance by Lender. If a Debtor fails to perform a collateral obligation, the Lender may, but need not, perform it or pay taxes, insurance, charges or prior claims. Reasonable documented amounts are Secured Obligations payable on demand.

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13. DEALINGS AND WAIVERS

13.1 Dealings Without Discharge. Subject to the Credit Agreement, the Lender may grant time, amend or waive Loan Documents, take or release security, release Persons, refrain from perfection or enforcement and compromise claims without impairing this security.

13.2 Statements. To the extent lawful, each Debtor waives copies of financing statements, changes and verification statements and acknowledges receipt of an executed copy.

14. RELEASE AND REINSTATEMENT

14.1 Release. Promptly after indefeasible payment and performance in full of all Secured Obligations and termination of the Commitment and every obligation to make further Advances, the Lender shall at the Borrower’s expense provide reasonable discharges, releases and return held Collateral, subject to law.

14.2 Reinstatement. If a payment, transfer, release or discharge is avoided, rescinded, reduced, recovered or returned in insolvency or similar proceedings, the Secured Obligations and Security Interest revive as though it had not occurred.

15. GENERAL

15.1 Loan Document. This Agreement is a Loan Document and does not amend the Credit Agreement or oblige an Advance except under it.

15.2 Notices. Notices shall be given under the Credit Agreement.

15.3 Assignment. The Lender may assign this Agreement only with an assignment permitted by the Credit Agreement. No Debtor may assign without written consent.

15.4 Amendments. Amendments and waivers must be written and signed by the Lender and affected Debtors, but joinders and permitted releases need no other Debtor consent.

15.5 Successors and Amalgamation. This Agreement binds successors and permitted assigns. On a permitted amalgamation or merger, security continues over pre-existing and after-acquired property to the fullest lawful extent.

15.6 Severability. Invalid provisions are limited or severed to the minimum extent; the remainder continues.

15.7 Paramountcy. The Credit Agreement governs inconsistencies concerning amount, payment, performance or application of Secured Obligations. Mandatory local law governs creation, attachment, perfection, publication, priority and enforcement. Otherwise this Agreement governs the Security Interest.

15.8 Entire Agreement. The Loan Documents are the entire agreement concerning this Security Interest, without limiting other security.

15.9 Governing Law. This Agreement is governed by British Columbia and applicable federal laws. Each Debtor submits to non-exclusive British Columbia jurisdiction, without limiting enforcement elsewhere.

15.10 Language. The parties request English documentation. Les parties ont expressément demandé que la présente convention et tous les documents qui s’y rattachent soient rédigés en anglais.

15.11 Counterparts. Counterparts and electronic signatures are effective to the extent lawful.

15.12 Time. Time is of the essence.

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IN WITNESS WHEREOF, each Debtor has executed and delivered this General Security Agreement as of the date first written above.

NURAN WIRELESS INC.

Per:
Name:	Francis Létourneau
Title:	Director and CEO

ADVANCE FACTORING INC.
as Subsidiary Guarantor

Per:
Name:	Francis Létourneau
Title:	Director

INNOVATION NUTAQ INC.
as Subsidiary Guarantor

Per:
Name:	Francis Létourneau
Title:	Director

ACKNOWLEDGED AND AGREED TO BY:

[***]

Per:
Name:	[***]
Title:	[***]

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